BUYERS UNITED






                               2001 ANNUAL REPORT
                                TO STOCKHOLDERS















buyersonline                                                       UCN
Helping you zero-out monthly bills                       UNITED CARRIER NETWORKS

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                                TABLE OF CONTENTS






Section                                                                 Page No.
                                                                        --------


Letter to Stockholders                                                     3

Our Business                                                               6

Market for Common Equity and Related Stockholder Matters                   6

Summary Financial Information                                              7

Management's Discussion and Analysis of Financial Condition and
Results of Operations                                                      8

Financial Statements                                                      F-1



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buyersonline                                                       UCN
Helping you zero-out monthly bills                       UNITED CARRIER NETWORKS



May 15, 2002


Dear Fellow Shareholders:


     Last September, I reported to you on the status of Buyers United and the exciting things that had happened in the first eight months of 2001. In spite of the tragic events of September 11 and the adverse impact on our economy, the growth momentum has continued undiminished. As I mentioned in my last letter to you, the true strength of the company is the collective commitment of our shareholders and employees.

     Enclosed is a copy of our Annual Report, which describes the company's progress through the end of last year. In this letter I want to highlight the progress we have made since then.

o In my last letter I reported that we were completing successful testing of residential member direct-response advertising through LowerMyBills.com
     (LMB). LMB shows its members ways to save money by connecting them with service providers such as Buyers United. LMB studied our business plan and concluded that our long distance services, corporate infrastructure, and experience make us a good fit. We started slowly toward the end of last year and during the first quarter of this year assumed a leading position. By the end of April we have added over 30,000 new members through LMB. We have worked out the expected "kinks" and believe that we can, in the future, add in excess of 10,000 new members per month. Our LMB new member costs average about $30 per new member which we have been able to fund through a unique loan program with the help of our investment banking firm, vFinance Investments.

o In June of this year we will have completed our first year with RFC Capital Corporation, the company that finances our accounts receivable. The line of credit, allowing us to borrow up to $2,500,000, has been renewed for another two years.

o We have initiated marketing a new proprietary software program that increases the productivity of call centers. There are thousands of call centers in the U.S. that could benefit from this unique product. We did not expect to roll out this product before July but have already received several contracts based on our initial presentations.

o    In   February   of  this  year,   we  signed   Brad  Miehl  as  our  newest
     telecommunication   agent.   Brad  has  over  1,200  subagents  who  market
     telecommunication services for him. Brad is a great addition to our Independent Telecommunication Agent family.

o In March of this year, we rolled out a new division: United Carrier Networks ("UCN"). UCN was created to meet the specific needs of our many and diverse commercial customers. The advent of UCN is significant as it offers unique services to both small and large businesses. Our over 2,400 Independent Telecommunications Agents are marketing our services to businesses now through UCN.

o With UCN firmly in place, we retained BuyersOnline as a division to market our services to residential customers.
________________________________________________________________________________
                 Sales 1-888-UCN-5515 . Service 1-888-UCN-9981
                       Fax 1-800-921-9366 . info@ucn.net
                14870 Pony Express Road . Bluffdale, Utah, 84065

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o    We have leveraged our cost-efficient  operation and billing  infrastructure into wholesale relationships with large volume third parties.

o Our first quarter 2002 performance saw substantial gains over the same period the year before. Our revenue for the first quarter of 2002 was $4,827,310. This exceeded the first quarter revenue of 2001 by 64%. Even more important we realized positive net income for the first time!

o Our first quarter 2002 revenue exceeded the fourth quarter revenue by 22%. Our membership grew from 32,935 on December 31, 2001, to 53,147 on March 31, 2002.

     These are some of our successes this year. As one of Buyer's largest investors as well as a member of its Board and management team, I firmly believe in its success and future. It is rewarding to see the company grow when many of its competitors are stagnant or even closing their doors. I look forward to sustained growth. We are grateful to each of you and are working very hard to protect and enhance the value of each shareholder's investment.

     Thank you all for your support and continued interest in our company.

Sincerely,




Theodore Stern
Chairman and CEO


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                                  OUR BUSINESS

     Buyers United, Inc. ("the Company" or "Buyers United") is a Delaware corporation that has been engaged for the past five years in the business of selling telecommunication services and now represents approximately 33,000 small businesses and residential consumers across America. Buyers United offers long distance telephone service and related products, including calling cards and toll free 800/888 services. Long distance and related services are provided by five different long distance companies.

     The Company has refined its business model over the past several years to address specific niche opportunities in the vast communications industry. The Company's new brand, United Carrier Networks (UCN), targets business customers, while the brand developed during 2000, BuyersOnline (BOL), is intended to cater to the residential consumer. The use of the two distinct brands allows the Company to specifically meet the needs of both customer types, without creating channel conflicts.

     Buyers United plans to offer a suite of services to business customers such as teleconferencing, call center routing services, and enhanced data solutions. These different services would allow the Company to facilitate the specific, and sometimes sophisticated needs of large commercial customers. The Company began significantly marketing toward this particular segment in 2001, and will continue efforts to market to this segment through 2002.

     Buyers United is now pursuing multiple marketing avenues, including marketing through the Internet, using independent agents, and contracting with partners to stimulate interest in service offerings. The Company's shopping and referral rebate programs give customers additional cost saving opportunities and significantly increases customer retention. The new UCN web site gives specialized services and options for business customers and the agents that represent them.

     There are approximately 5,000 independent telecommunications agents around the country that are responsible for a substantial amount of annual U.S. telecommunication sales. Since the upsurge of agent-oriented business during mid-2000, Buyers United has engaged over 2,400 of these independent agents to sell its business and residential telecommunications services.

     Buyers United intends to continue to pursue long distance customers through partners that market through the Internet and promote its services. Its largest partner is an online comparison shopping service, LowerMyBills.com.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The common stock of Buyers United trades sporadically in the over-the-counter market. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter Ended             High Bid ($)               Low Bid ($)

March 31, 2000                         5.75                      1.63
June 30, 2000                          5.19                      1.75
September 30, 2000                     3.50                      1.50
December 31, 2000                      2.50                      0.88

March 31, 2001                         1.94                      0.94
June 30, 2001                          1.75                      0.72
September 30, 2001                     1.16                      0.61
December 31, 2001                      1.01                      0.52

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     Since its  inception,  no  dividends  have been paid on the  common  stock.
Buyers United intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. There are currently outstanding 1,870,000 shares of Series A Convertible Preferred Stock and 563,800 shares of Series B Convertible Preferred Stock. Under the terms of this preferred stock, Buyers United cannot make any distributions on its common stock without the approval of a majority of the preferred stockholders. At March 31, 2002, there were approximately 4,900 holders of record of the common stock.

                          SUMMARY FINANCIAL INFORMATION

Operating statement data for the years ended December 31, 2001, 2000, and 1999:

                                  2001              2000             1999
                                  ----              ----             ----
Revenue                      $ 14,341,977       $ 7,355,559      $ 4,755,687
Operating expenses             19,811,215        13,853,238        6,446,271
Total other expenses, net         982,311         1,604,269           74,174
Extraordinary gains (losses)      383,520        (1,024,574)            -
Net (loss)                     (6,068,029)       (9,126,522)      (1,764,758)
Preferred stock dividends         759,455         2,481,592          160,127
Net (loss) applicable to
 common shareholders           (6,827,484)      (11,608,114)      (1,924,885)
Net (loss) per share applicable
 to common shareholders             (1.49)            (3.12)           (0.60)

Balance sheet data as of December 31, 2001, 2000, and 1999:

                                  2001              2000             1999
                                  ----              ----             ----
Current assets                $ 3,301,525       $ 2,044,032      $ 2,196,734
Total assets                    4,331,742         4,402,907        2,549,315
Current liabilities             6,871,313         5,910,462        1,294,557
Total liabilities              10,486,313         6,225,218        2,418,620
Stockholders' equity (deficit) (6,154,571)       (1,822,311)         130,695

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Overview

     Buyers United is engaged in the business of selling to consumers and small businesses long distance and Internet access services. The marketing strategy of Buyers United is based on a membership concept under which members are entitled to receive the services offered at lower prices. Buyers United uses the purchasing power of its membership to negotiate lower cost or rebates from producers and resellers of the services and products. Lower costs allow Buyers United to offer more competitive pricing to attract and retain members, and make it possible for Buyers United to offer rebate incentive programs to its members for referring new prospective members. Buyers United's goal is to build a national consumer membership organization. Its strategy for achieving this goal is to focus on expanding service and product offerings, continue its member referral and rebate program, continue development of its agent sales program, and pursue Internet advertising to attract new members.

     Buyers United provides services that it believes are perceived by consumers and businesses as essential or are compatible with their normal annual expenditures. Since its inception in January 1996, the Company has focused on selling long distance service. This focus has enabled Buyers United to build the size of its membership base.

     Buyers United currently has over 53,000 members. Its target market includes networking professionals, small businesses, and middle-class families with an annual household income between $30,000 and $100,000, as these are the most

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likely to respond  actively to the cost  savings  opportunity  offered by Buyers
United. Members reside mostly in high population centers and they tend to spend more than the average on long distance services. The Company believes that approximately one-third of the present membership consists of small businesses and entrepreneurs who operate home-based businesses.

Results of Operations - Year Ended December 31, 2001 Compared to 2000

     Revenues increased 95% during 2001 to $14.3 million as compared to $7.4 million during 2000. The increase was due to higher membership resulting from Buyers United's ongoing agent-related promotional efforts. Membership at the end of 2001 increased 80% as compared to the previous year. During the latter part of December 2001 the Company began seeing the results of its new online marketing programs. Due in large part to these efforts, membership growth during the first three months of 2002 has increased 61%.

     During 2001, Buyers United continued its efforts of negotiating with its vendors to lower the cost of long distance service provided to members. By offering to increase business volume to certain levels, vendors agreed in exchange to offer lower rates. Accordingly, the Company began concentrating volume and new customer sign-ups with two of its largest long-distance wholesale carriers. At the end of 2001, the Company's business was primarily placed with these two carriers, but offered service to members through a total of five different wholesale vendors. In response to the lower costs thus achieved during 2001, the Company was able to offer services to new members, particularly those in the agent-sponsored channels, at lower, more competitive prices. This resulted in an increase in commission expense for the year. As a result of these offsetting factors, costs of revenues for the year ended December 31, 2001 were $9.3 million, or 66% of revenue, as compared to costs of $4.8 million, or 65% of revenue, for the year ended December 31, 2000. The resultant gross profit margin for 2001 was down slightly at 34.8%, as compared to the margin of 35.1% experienced during 2000. The Company expects that gross margins will increase slightly during 2002 as revenue from customers acquired through its online marketing programs becomes more significant in relation to overall revenue.

     General and administrative expenses for 2001 increased 18% to $6.1 million as compared to $5.2 million for the previous year. Approximately two-thirds of the increase stemmed from higher bad debt estimated write-offs incidental to the increased level of revenue. The remaining increase resulted primarily from higher occupancy costs during the year. In December of 2000, the Company consolidated four separate facilities into one location. However, offsetting the higher rent and maintenance costs were decreased expenses for fund-raising and business promotion activities. Except for bad debt allowances which will vary according to revenue levels, the Company anticipates slightly lower levels of general administrative expenses throughout the 2002 year.

     Selling and promotion expenses for the year ended December 31, 2001 were $3.3 million, a decrease of 14% over the prior year's expenses of $3.9 million. During the prior 2000 year, selling and promotion expenses were higher mainly due to infomercial production efforts. No such activity occurred during 2001, however the resultant significant decrease in production costs was offset somewhat by higher 2001 commission expenses in proportion to the increased revenue volume during 2001.

     During 2001, the Company reviewed its investment in leased computer equipment and software, the related ongoing maintenance expenses, and the costs primarily incurred in 2000 in connection with the creation of various web sites designed to work with Oracle-based applications. The Company determined that it could achieve its growth objectives and serve existing and potential customers using a more economical equipment and software solution. Accordingly, the Company negotiated with the equipment lessor to return the equipment and cancel the lease.

     The Company also replaced its web site software with newly developed programs designed to operate on a SQL-based operating system and determined that the costs previously capitalized and associated with the returned equipment and software no longer had a realizable value. The total cost of removing the unamortized book value of the lease obligation, equipment, software, and capitalized web site development costs totaled $980,086.

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     Interest  income for 2001 was $15,571 as  compared to $21,943 in 2000.  The difference is attributable to the lower amount of funds on hand during 2001. Interest expense for 2001 was $997,882 as compared to $1.6 million for 2000, a decrease of 39%. The decrease is attributable primarily to the significant amount of bridge financing and related discount amortization and write-offs the Company experienced during 2000, before converting the bridge loans into the Series B Preferred Stock issuance.

     In December 2001, Buyers United recognized an extraordinary gain on the early extinguishment of debt of $383,520. Earlier in the year, one of the Company's noteholders sold the obligation to an investment relations firm. Subsequently, the Company negotiated a settlement with the investment relations firm. The Company paid $120,000 and issued 35,000 shares of common stock in exchange for canceling the outstanding obligation plus $25,921 in accrued interest. The stock had a fair market value of $22,401. The difference between the balance due, the cash paid and the fair market value of the stock issued was recognized as a gain on early extinguishment of debt. By contrast, in 2000, the Company recorded a loss of $1.02 million on the early extinguishment of debt. Buyers United obtained $2.5 million of debt financing during 2000, which was subsequently exchanged for Series B 8% cumulative convertible preferred stock and warrants to purchase common stock. The difference between the estimated fair value of the Series B preferred stock and warrants and the carrying amount of the debt was recognized as a loss on early extinguishment of debt.

     As a result of the above factors, the net loss before preferred stock dividends decreased 34% to $6.1 million for 2001 as compared to $9.1 million for 2000. During 2001, preferred stock dividends amounted to $759,455, consisting of $738,957 of 8% cumulative dividends on outstanding Series A and B preferred stock, and $20,498 of preferred stock dividends related to the beneficial conversion feature associated with the issuance of the last 110,000 Series B Preferred shares in early 2001. This compares to total preferred stock dividends during 2000 of $2.5 million, consisting of $383,458 of 8% cumulative dividends on Series A and B preferred stock, and $2.1 million of preferred stock dividends related to the beneficial conversion feature associated with the issuance of 453,800 shares of Series B preferred stock.

Liquidity and Capital Resources

     Buyers United's current ratio at the end of 2001 increased to 0.5:1 from 0.3:1 at the end of 2000. The reasons for the increase mainly resulted from the net increase in current asset amounts related to higher revenues and offset by decreases in liabilities resulting from quicker payments and debt restructuring. Restricted cash increased over the 2000 level due to the line of credit established in 2000. The line of credit agreement requires control over the bank account to which customer payments are remitted as part of the repayment terms. While this cash eventually repays the debt obligation with the balance transferring to the Company, due to the controlled nature of the account it is reflected on the balance sheet as being "restricted." Accounts receivable increased 47% due to higher revenue levels. Other current assets rose 33% at the end of 2001 over 2000 due to amounts capitalized associated with the Company's direct response advertising campaign. The current portion of notes payable balance decreased 16% due to the amendment of the maturity date of the $1,050,000 note from September 2002 to February 28, 2003, offset by increased borrowing of $875,000 in unsecured promissory notes which are reflected as current obligations on the balance sheet. The current portion of capital lease obligations decreased 36% due to both lease payments and the elimination of one of the two capital leases. Accounts payable rose by a net amount of only 12% since a year earlier, despite higher revenue and related operating payable increases. Offsetting factors included paying off and settling older outstanding amounts owed to vendors. Accrued liabilities increased 29% due mainly to increase in accrued rebates and commissions explained below. Accrued dividends increased 69% once the majority of the shares were outstanding the entire year during 2001. Accrued rebates and commissions rose 330% at the end of 2001 as compared to the previous year due to revenue increases, a higher proportion of which involved outside sales agents.

     On June 7, 2001 the Company entered into a one-year account receivable financing agreement with RFC Capital Corporation ("RFC"). The facility allows the Company to finance up to $2.5 million based on the Company's eligible accounts receivable. The facility bears interest at a rate of prime plus 6%, and also required the payment of a Commitment Fee of $50,000. The facility allows

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the Company to borrow against  unbilled  receivables as well as finance  regular monthly billings. At December 31, 2001, the Company had financed the maximum amount available based on eligible accounts receivable at that time, which amounted to $574,172. This agreement also requires the Company to maintain a restricted cash account for the collection of the Company's receivables. As of December 31, 2001 the Company had $690,312 of restricted cash.

     As of December 31, 2001, the Company had a $1,050,000 note payable to an individual bearing interest at 18%, payable monthly. On March 13, 2002, the noteholder agreed to extend the maturity date of the note to February 28, 2003. The note provides a conversion feature whereby the holder may convert the note into common stock at $2.50 per share. During extension negotiations earlier in 2001, provisions were added such that 50,000 shares of common stock will be issued to the noteholder at maturity. Should the note be prepaid, 100,000 shares are to be issued.

     As of December 31, 2001, the Company had several unsecured promissory notes payable to a member of the Company's Board of Directors totaling $2,565,000. All but one of the notes (for $400,000) bear interest at a rate of 12%, with interest payable upon maturity. The $400,000 note originated in connection with securing more favorable rates with certain of the Company's telecommunication providers. Accordingly, based on savings in terms of these costs, interest on this note is calculated based on the monthly vendor billings incurred by the Company, not to exceed $15,000 per month, payable monthly. While originally payable on demand, by the end of 2001 the notes had been renegotiated to mature on July 5, 2003.

     During October and November of 2001, the Company raised $825,000 via promissory notes to raise working capital and to take part in a service from an unrelated comparison shopping service to solicit new customers. All the notes carry essentially the same terms. They are unsecured and bear interest at 12%, payable monthly. Principal is also payable monthly, based on 20% of billings collected during each monthly billing period from specifically designated existing customers or from any new customers that subscribed via the on-line shopping service using the note proceeds. No principal repayments were made during 2001, these notes mature in October and November 2003.. Inasmuch as principal payments could vary over time, the Company believes the principal will be repaid over a period of approximately one year from the time the notes were issued. Accordingly, the entire $825,000 amount outstanding at December 31, 2001 is classified as current on the accompanying balance sheet. Up through the end of March 2002, the Company had repaid principal in the amount of $122,626.

     During February 2002, Buyers United issued $350,000 in notes payable. Then during the first part of April 2002 the Company issued an additional $1.35 million in promissory notes. Similar to the notes issued during 2001, principal is to be repaid out of collected billings from new customers generated through the online shopping service. With respect to these 2002 notes, 38% of the new customer billings are to be reserved for principal repayment. However, only half the note proceeds are to be used for this service, the rest being allocated for working capital purposes, as needed. These notes bear interest at 10% and interest and principal payments are due monthly

     During the years ended December 31, 2001 and 2000, the Company's net loss applicable to common stockholders was $6,827,484 and $11,608,114, respectively. As of December 31, 2001, the Company had a working capital deficit of $3,569,788 and an accumulated deficit of $25,631,129. During the years ended December 31, 2001 and 2000, the Company's operations used $4,145,290 and $3,418,987 of cash, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

     During 2001, the Company began several cost-reduction initiatives. The net result of these efforts resulted in operating expenses (unrelated to either costs of revenue or asset disposals) decreasing as a percentage of revenue from 123% during 2000 to 66% during 2001. In addition the Company's revenues and number of customers increased 95% and 80%, respectively, during 2001 as compared to 2000.

     Subsequent to December 31, 2001 the Company obtained $1.7 million of additional funding through the issuance of promissory notes and warrants. Of that amount, half is available for working capital, and the other half is intended to be used in the Company's ongoing online marketing activities. Such

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activities  have  increased the number of customers  during the first quarter of
2002 by 61%. The Company also renewed its line of credit agreement through June 7, 2004. Moreover, revenue levels continued to increase during 2002's first quarter. Management estimates revenue for the first three months of 2002 to be approximately $4.7 million, or 19% higher than the previous quarter and expects the trend of revenue increases to continue throughout 2002. As a result of the revenue growth and ongoing cost-reduction efforts, the Company has achieved profitability during the first quarter of 2002 (unaudited), and management believes the Company will continue to be profitable during the year ended December 31, 2002.

Forward-looking statements

     The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by Buyers United. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect Buyers United's operations and financial condition. These factors include the availability of capital, competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to members, legal and regulatory initiatives affecting long distance service, and conditions in the capital markets. Forward-looking statements made by Buyers United are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

     On February 20, 2002, Buyers United dismissed Arthur Andersen LLP ("Andersen") as its independent public accountants. The change was recommended by the Company's Audit Committee and approved by the Company's Board of Directors.

     Andersen performed audits of the Company's financial statements as of and for the years ended December 31, 1999 and 2000. Their audit reports did not contain an adverse opinion or disclaimer of opinion; however, their audit reports for each of the years ended December 31, 1999 and 2000 were modified as to the uncertainty of the Company's ability to continue as a going concern. Their reports were not qualified or modified as to audit scope or accounting principles.

     During the years ended December 31, 1999 and 2000, and during the interim period from December 31, 2000 to February 20, 2002, there were no disagreements between the Company and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Andersen, would have caused Andersen to make reference to the subject matter of such disagreements in their reports.

     During the years ended December 31, 1999 and 2000 and during the interim period from December 31, 2000 to February 20, 2002, Andersen did not advise the Company of any reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B.

     Andersen has furnished the Company with a letter to the SEC stating they agree with the above statements. The letter was attached as an exhibit on the Company's Form 8-K filed with the SEC on February 26, 2002.

     On February 20, 2002, the Company's Board of Directors engaged Crowe, Chizek and Company LLP ("Crowe Chizek") as the Company's new independent public accountants. Up to that date, neither the Company nor anyone on its behalf consulted Crowe Chizek regarding the application of accounting principles to specific transactions or the type of audit opinion that might be rendered on the Company's financial statements.

                       BUYERS UNITED, INC. AND SUBSIDIARY

                        Consolidated Financial Statements

                                TABLE OF CONTENTS


Report of Independent Auditors ......................................... F - 2

Report of Independent Public Accountants ............................... F - 3

Consolidated Balance Sheet.............................................. F - 4

Consolidated Statements of Operations .................................. F - 5

Consolidated Statements of Stockholders' Equity (Deficit) .............. F - 6

Consolidated Statements of Cash Flows .................................. F - 8

Notes to Consolidated Financial Statements ............................. F -10

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Buyers United, Inc. and Subsidiary
Salt Lake City, Utah


We have audited the accompanying consolidated balance sheet of Buyers United, Inc. and Subsidiary as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Buyers United, Inc. and Subsidiary as of December 31, 2000 were audited by other auditors whose report dated March 29, 2001 expressed an unqualified opinion, with an explanatory paragraph as to the Company's continued existence, on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buyers United, Inc. and Subsidiary as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, deficit cash flows from operations, negative working capital, and has a net capital deficiency. These results as reported in the accompanying financial statements raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Crowe, Chizek and Company, LLP

Oak Brook, Illinois
March 9, 2002, except for Note 5,
  as to which the date is March 13, 2002

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Buyers United, Inc.:


We have audited the accompanying consolidated statements of operations, stockholders' equity (deficit) and cash flows of Buyers United, Inc. (a Delaware corporation, formerly known as BuyersOnline.com, Inc.) and subsidiary for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of Buyers United, inc. and subsidiary and their cash flows for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, deficit cash flows from operations, negative working capital, and has a net capital deficiency. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.



ARTHUR ANDERSEN LLP

Salt Lake City, Utah
March 29, 2001

                       BUYERS UNITED, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2001
--------------------------------------------------------------------------------

ASSETS
Current assets
   Cash                                                           $   57,100
   Restricted cash                                                   690,312
   Accounts receivable, net of allowance for
     doubtful accounts of $520,000                                 2,271,873
   Other current assets                                              282,240
                                                                  ----------
      Total current assets                                         3,301,525

Property and equipment, net                                          652,576

Debt issuance costs, net of accumulated amortization
  of $149,104                                                        187,756
Deposits                                                             189,885
                                                                  ----------
                                                                     377,641

   Total assets                                                   $4,331,742
                                                                  ==========

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
   Checks drawn in excess of available cash balances              $  186,866
   Line of credit                                                    574,172
   Current portion of long-term debt                               1,002,641
   Accounts payable                                                3,879,517
   Accrued liabilities                                               525,023
   Accrued commissions and rebates                                   324,778
   Accrued dividends payable on preferred stock                      378,316
                                                                  ----------
      Total current liabilities                                    6,871,313

Long-term liabilities
   Long-term debt, net of current portion                          3,615,000
                                                                  ----------
      Total liabilities                                           10,486,313
                                                                  ----------
Stockholders' deficit
   Preferred stock, $0.0001 par value; 15,000,000 shares authorized;
     Series A 8% cumulative convertible preferred stock; 1,870,000
     shares issued and outstanding (liquidation value of $3,740,000)     188
   Series B 8% cumulative convertible preferred stock; 563,800 shares
     issued and outstanding (liquidation value of $5,638,000)             56
   Common stock, $0.0001 par value; 100,000,000 shares authorized;
     5,312,629 shares issued and outstanding                             531
   Additional paid-in capital                                     15,190,855
   Warrants and options outstanding                                4,383,334
   Deferred consulting fees                                          (98,406)
   Accumulated deficit                                           (25,631,129)
                                                                  -----------
      Total stockholders' deficit                                 (6,154,571)
                                                                  ----------
         Total liabilities and stockholders' deficit              $4,331,742
                                                                  ==========

          See accompanying notes to consolidated financial statements.

                       BUYERS UNITED, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     Years ended December 31, 2001 and 2000
--------------------------------------------------------------------------------
                                                             Years Ended
                                                            December 31,
                                                      --------------------------
                                                          2001         2000
                                                      ------------ -------------
Revenues
   Telecommunications services                        $14,256,990  $  7,311,520
   Other                                                   84,987        44,039
                                                      ------------ -------------
     Total revenues                                    14,341,977     7,355,559
                                                      ------------ -------------
Operating expenses
   Costs of revenues                                    9,348,215     4,773,707
   General and administrative                           6,163,505     5,224,290
   Selling and promotion                                3,319,409     3,855,241
   Disposal of leased equipment and web site
    development costs                                     980,086             -
                                                      ------------ -------------
     Total operating expenses                          19,811,215    13,853,238
                                                      ------------ -------------
Loss from operations                                   (5,469,238)   (6,497,679)
                                                      ------------ -------------
Other income (expense)
   Interest income                                         15,571        21,943
   Interest expense                                      (997,882)   (1,626,212)
                                                      ------------ -------------
     Total other expense, net                            (982,311)   (1,604,269)
                                                      ------------ -------------
Loss before extraordinary item                         (6,451,549)   (8,101,948)

Extraordinary item - gain (loss) on early
 extinguishment of debt                                   383,520    (1,024,574)
                                                      ------------ -------------
Net loss                                              $(6,068,029) $ (9,126,522)

Preferred stock dividends
   8% dividends on Series A and B preferred stock        (738,957)     (383,458)
   Beneficial conversion feature related to Series
    B preferred stock                                     (20,498)   (2,098,134)
                                                      ------------ -------------
     Total preferred stock dividends                     (759,455)   (2,481,592)
                                                      ------------ -------------

Net loss applicable to common stockholders            $(6,827,484) $(11,608,114)
                                                      ============ =============
Basic and diluted net loss per common share
   Net loss applicable to common stockholders before
    extraordinary item                                $     (1.57) $      (2.84)
   Extraordinary item - gain (loss) on early
    extinguishment of debt                                   0.08         (0.28)
                                                      ------------ -------------
Net loss applicable to common stockholders            $     (1.49) $      (3.12)
                                                      ============ =============

Weighted average common shares outstanding
   Basic and diluted                                    4,583,698     3,724,671
                                                      ============ =============

          See accompanying notes to consolidated financial statements.

                       BUYERS UNITED, INC. AND SUBSIDARY
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                     Years ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

                                      Preferred Stock     Common Stock   Additional Warrants/   Deferred
                                     ------------------ ----------------  Paid-in     Options  Consulting  Accumulated
                                      Shares    Amount   Shares   Amount  Capital   Outstanding   Fees       Deficit       Total
                                    --------- -------- --------- ------ ----------- ---------- ---------- ------------- ------------
Balance at December 31, 1999        2,000,000 $   200  3,508,835 $  351 $ 7,146,175 $  179,500 $       -  $ (7,195,531) $   130,695

Issuance of common shares and
 warrants for cash                          -       -    150,000     15     187,184    112,801         -             -      300,000
Issuance of common shares for
 services                                   -       -     28,650      3      62,316          -         -             -       62,319
Conversion of preferred shares to
 common                              (125,000)    (12)   125,000     12           -          -         -             -            -
Issuance of warrants for services
 and with consulting agreements             -       -          -      -           -    473,703  (429,069)            -       44,634
Amortization of deferred consulting
 fees                                       -       -          -      -           -          -   330,924             -      330,924
Issuance of warrants with notes
 payable                                    -       -          -      -           -  1,427,654         -             -    1,427,654
Issuance of options for debt
 guarantee                                  -       -          -      -           -    103,200         -             -      103,200
Beneficial conversion feature in
 connection with debt extension             -       -          -      -     722,050          -         -             -      722,050
Imputed interest on notes payable           -       -          -      -      37,742          -         -             -       37,742
Issuance of Series B preferred stock
 and warrants, net of offering costs  199,300      20          -      -     909,285    754,457         -             -    1,663,762
Issuance of Series B preferred stock
 and warrants upon conversion of
 notes                                254,500      25          -      -   1,523,146  1,021,829         -             -    2,545,000
Beneficial conversion dividend on
 Series B preferred stock                   -       -          -      -   2,098,134          -         -    (2,098,134)           -
Preferred stock dividends                   -       -          -      -           -          -         -      (383,458)    (383,458)
Issuance of common shares as payment
 of preferred stock dividends               -       -    176,455     18     319,671          -         -             -      319,689
Net loss                                    -       -          -      -           -          -         -    (9,126,522)  (9,126,522)
                                    ---------- ------- --------- ------ ----------- ---------- ---------- ------------- ------------
Balance at December 31, 2000        2,328,800  $  233  3,988,940 $  399 $13,005,703 $4,073,144 $ (98,145) $(18,803,645) $(1,822,311)

                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDARY
     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) - (Continued)
                     Years ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

                                   Preferred Stock     Common Stock   Additional   Warrants/    Deferred
                                  ------------------ ----------------  Paid-in      Options    Consulting  Accumulated
                                   Shares    Amount   Shares   Amount  Capital    Outstanding     Fees       Deficit       Total
                                  ---------- ------- --------- ------ ----------- ------------ ---------- ------------- ------------
Balance at December 31, 2000      2,328,800  $   233 3,988,940 $  399 $13,005,703  $4,073,144  $ (98,145) $(18,803,645) $(1,822,311)

Issuance of common shares for
 services                                 -        -   148,800     15     104,572           -          -             -      104,587
Issuance of common shares with
 consulting agreement                     -        -   100,000     10     124,990           -   (125,000)            -            -
Issuance of common shares in
 connection with debt
 extinguishments                          -        -    35,000      4      22,397           -          -             -       22,401
Conversion of preferred shares
 to common                           (5,000)       -     5,000      -           -           -          -             -            -
Issuance of common shares in
 connection with notes payable            -        -   430,000     43     360,130           -          -             -      360,173
Issuance of warrants for services
 and with consulting agreements           -        -         -      -           -      54,515          -             -       54,515
Amortization of deferred
 consulting fees                          -        -         -      -           -           -     45,774             -       45,774
Issuance of warrants with notes
 payable                                  -        -         -      -           -      32,239          -             -       32,239
Issuance of common stock for debt
 guarantee                                -        -   100,000     10     144,990           -          -             -      145,000
Imputed interest on notes payable         -        -         -      -      25,500           -          -             -       25,500
Issuance of Series B preferred
 stock and warrants, net of
 offering costs                     110,000       11         -      -     797,588     302,401          -             -    1,100,000
Beneficial conversion dividend
 on Series B preferred stock              -        -         -      -      20,498           -          -       (20,498)           -
Cancellation of options issued
 for services                             -        -         -      -           -     (78,965)    78,965             -            -
Preferred stock dividends                 -        -         -      -           -           -          -      (738,957)    (738,957)
Issuance of common shares as
 payment of preferred stock
 dividends                                -        -   504,884     50     584,487           -          -             -      584,537
Net loss                                  -        -         -      -           -           -          -    (6,068,029)  (6,068,029)
                                  ---------- ------- --------- ------ ----------- ------------ ---------- ------------- ------------

Balance at December 31, 2001      2,433,800  $   244 5,312,624 $  531 $15,190,855 $ 4,383,334  $ (98,406) $(25,631,129) $(6,154,571)
                                  ========== ======= ========= ====== =========== ============ ========== ============= ============

          See accompanying notes to consolidated financial statements.

                       BUYERS UNITED, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                          2001        2000
                                                                      ------------ ------------
Cash flows from operating activities
   Net loss                                                           $(6,068,029) $(9,126,522)
   Adjustments to reconcile net loss to net cash used in
     operating activities
     Extraordinary item - (gain) loss on early extinguishment of debt    (383,520)   1,024,574
     Depreciation and amortization                                        766,869      331,027
     Interest expense resulting from issuing stock and warrants
       with notes                                                         255,623            -
     Interest expense associated with beneficial conversion feature
       in connection with debt extension                                        -      722,050
     Amortization of discount on notes payable                              6,140      614,119
     Amortization of note financing costs                                 169,154       36,356
     Amortization of deferred consulting fees                              45,774      330,924
     Services rendered in exchange for shares of common stock             104,587       62,319
     Expense related to the issuance of options to purchase
       common shares                                                       54,515       44,634
     Loss on disposal of leased assets and web site
       development costs                                                  980,086            -
     Changes in operating assets and liabilities
       Accounts receivable                                               (724,591)    (657,385)
       Other current assets                                              (112,176)      67,011
       Checks in excess of available cash balances                        186,866            -
       Accounts payable                                                   430,271    2,727,418
       Accrued commissions and rebates                                    249,244      (29,847)
       Accrued liabilities                                               (106,103)     434,335
                                                                      ------------ ------------
         Net cash used in operating activities                         (4,145,290)  (3,418,987)

Cash flows from investing activities
   Increase in other assets                                               (63,535)    (208,210)
   Purchases of property and equipment                                   (213,145)  (1,409,157)
                                                                      ------------ ------------
         Net cash used in investing activities                           (276,680)  (1,617,367)

Cash flows from financing activities
   Change in restricted cash                                             (462,542)     (57,083)
   Net borrowings under line of credit                                    574,172            -
   Borrowings under notes payable, net of debt issuance costs           3,833,750    2,639,000
   Principal payments on notes payable                                   (120,000)    (169,148)
   Principal payments on capital lease obligations                       (500,358)    (372,059)
   Issuance of preferred/common shares for cash,
     net of offering costs                                              1,097,223    1,963,762
                                                                      ------------ ------------
         Net cash provided by financing activities                      4,422,245    4,004,472
                                                                      ------------ ------------

Net increase (decrease) in cash                                               275   (1,031,882)

Cash at the beginning of the year                                          56,825    1,088,707
                                                                      ------------ ------------

Cash at the end of the year                                           $    57,100  $    56,825
                                                                      ============ ============

--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
                     Years ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                 2001      2000
                                                              --------- ----------
Supplemental cash flow information
   Cash paid for interest                                     $ 459,442 $  250,186

Supplemental schedule of noncash investing and
  financing activities
   Conversion of notes payable to common shares               $       - $2,545,000
   Issuance of common shares in payment of preferred
     stock dividend                                             584,537    319,689
   Issuance of common shares in payment of deferred services    125,000          -
   Issuance of common shares in payment of deferred
     financing costs                                            249,550          -
   Issuance of common shares in extinguishment of debt           22,400          -
   Issuance of warrants with preferred shares                         -  1,776,286
   Issuance of warrants with promissory notes                    32,239  1,427,654
   Beneficial conversion dividend on Series B preferred shares   20,498  2,098,134
   Accrual of dividend payable on preferred stock               738,957    383,458
   Assets acquired under capital lease arrangements             109,100    719,954





          See accompanying notes to consolidated financial statements.

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE COMPANY AND NATURE OF OPERATIONS

Buyers United, Inc. ("the Company") was incorporated on January 16, 1996 in the state of Utah and was reincorporated in the state of Delaware on April 9, 1999. The Company was formerly known as Linguistix, Inc., Buyers United International, Inc., BUI, Inc., and BuyersOnline.com, Inc. On November 20, 2001, the Company changed its name to Buyers United, Inc., the same name as its dormant, wholly owned Utah subsidiary. The Company plans to merge the subsidiary into the parent entity during 2002. At the time of the name change, the Company's trading symbol also changed to "BYRS."

The Company is a consumer buying organization with the objective of providing high quality consumer products and services at favorable prices to its members. The Company forms strategic alliances with various consumer service providers in an effort to combine the purchasing power of its members to negotiate favorable prices from these providers. The Company markets its products and services principally by offering incentives to its existing members to refer new members to the Company's products and services. During the years ended December 31, 2001 and 2000, the Company primarily provided discounted long distance telecommunication services to its members.

During the years ended December 31, 2001 and 2000, the Company's net loss applicable to common stockholders was $6,827,484 and $11,608,114, respectively. As of December 31, 2001, the Company had a working capital deficit of $3,569,788 and an accumulated deficit of $25,631,129. During the years ended December 31, 2001 and 2000, the Company's operations used $4,145,290 and $3,418,987 of cash, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

During 2001, the Company began several cost-reduction initiatives. The net result of these efforts resulted in operating expenses (unrelated to either costs of revenue or asset disposals) decreasing as a percentage of revenue from 123% during 2000 to 66% during 2001. In addition, the Company's revenues and number of customers increased 95% and 80%, respectively, during 2001 as compared to 2000.

As discussed in Note 13, subsequent to December 31, 2001, the Company obtained $1.7 million of additional funding through the issuance of promissory notes and warrants. Of that amount, half is available for working capital, and the other half is intended to be used in the Company's ongoing online marketing activities. Such activities have increased the number of customers during the first quarter of 2002 by 61% (unaudited). The Company also renewed its line of credit agreement through June 7, 2004. Moreover, revenue levels continued to increase during 2002's first quarter. Management estimates revenue for the first

--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE COMPANY AND NATURE OF OPERATIONS
  (Continued)

three months of 2002 to be approximately $4.7 million, or 19% higher than the previous quarter and expects the trend of revenue increases to continue throughout 2002 (unaudited). As a result of the revenue growth and ongoing cost-reduction efforts, the Company has achieved profitability during the first quarter of 2002 (unaudited) and management believes that the Company will continue to be profitable during the year ended December 31, 2002.

The Company is subject to certain risk factors frequently encountered by companies lacking adequate capital and which are in the early stages of developing a business line that may impact its ability to become a profitable enterprise. These risk factors include:

a) The consumer buying organization industry is characterized by intense competition, and many of the Company's competitors are substantially larger than the Company with greater financial and other resources. In addition, the Company is currently marketing telecommunications services, including long distance services, to its members. The U.S. long distance telecommunications industry is highly competitive and significantly influenced by the marketing and pricing strategies of the major industry participants, which are significantly larger than the Company and have substantially greater resources.

b) The Company's relationship marketing system is or may be subject to or affected by extensive government regulation, including without limitations, state regulation of marketing practices and federal and state regulation of the offer and sale of business franchises, business opportunities, and securities. Long distance telecommunications carriers currently are subject to extensive federal and state government regulation.

c) Additional funds will be required to finance the Company's operations until profitability can be achieved and to fund the repayment of debt obligations and other liabilities. There can be no assurance that the additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Buyers United, Inc. and its wholly owned subsidiary of the same name. All significant intercompany accounts and transactions have been eliminated upon consolidation.
--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition: The Company's revenue recognition policy with respect to reseller agreements is to record gross revenues and receivables from customers when the Company acts as principal in the transaction; takes title to the products or services; and has risks and rewards of ownership, such as risk of loss for collection, delivery, or returns. With respect to commission or other agent or broker arrangements, the Company recognizes net commission revenues. Revenues from sales of products and services are recognized upon shipment of the products or provision of the services to the customers, and revenues from commissioned services are recognized as the services are provided.

Restricted Cash: In accordance with the Company's agreement with RFC Capital Corp. (Note 4), the Company maintains a restricted cash account for the collection of the Company's receivables. As of December 31, 2001, the Company had $690,312 of cash that was restricted.

Property and Equipment: Property and equipment are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for
Internal Use," the Company capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades, and enhancements. In March 2000, the Emerging Issues Task Force issued its consensus on Issue No. 00-2, "Accounting for Web Site Development Costs." Pursuant to this pronouncement, the Company has capitalized the direct costs of major development related to its web site (see Note 3).

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets as follows:

    Computer and office equipment                           2 to 3 years
    Internal-use software and web site development costs    2 years
    Furniture and fixtures                                  3 to 7 years

Advertising Costs: The Company advertises its services through traditional venues, such as Internet, television, print media, and radio, to the general public. Costs associated with these advertising means are expensed as incurred, and approximated $1,057,000 and $446,000 for the years ended December 31, 2001 and 2000, respectively.
--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition to the traditional advertising means noted above, the Company participates in a direct response advertising campaign with LowerMyBills.com
(LMB), an Internet service provider. Through this campaign, the Company's name and the services it provides are displayed on LMB's web site. The Company is obligated to pay LMB a fee when a customer signs up for services through LMB's web site. The fees associated with this advertising campaign were deferred and approximated $170,000 during the year ended December 31, 2001. These fees have been amortized over the period during which the future benefits are expected to be received, which was six months at December 31, 2001. The fees and related accumulated amortization of $42,000 was included with other current assets as of December 31, 2001.

Fair Value of Financial Instruments: The carrying amounts reported in the accompanying consolidated balance sheet for cash, receivables, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The fair value of the Company's notes payable and preferred stock also approximate fair value based on current rates for similar debt and fixed-rate instruments.

Debt Issuance Costs: As an inducement to various shareholders and board members to lend monies to the Company, shares of common stock were issued to them. The fair market value of those shares at the date of issuance has been capitalized as debt issuance costs and is being amortized over the life of the loans. Amortization of these costs for the years ended December 31, 2001 and 2000 was $149,104 and $0, respectively, and are included in interest expense. The remaining amortization period for these costs is less than two years as of December 31, 2001.

Income Taxes: The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.
Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

Net Loss Per Common Share : Basic net loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net loss per common share.

--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Outstanding options of employees and directors to purchase 2,818,585 and 3,053,019 shares of common stock as of December 31, 2001 and 2000, respectively; 5,252,800 and 4,144,000 shares of common stock issuable upon the conversion of preferred stock as of December 31, 2001 and 2000, respectively; and 5,362,132 and 4,601,382 shares of common stock issuable upon exercise of warrants to purchase common stock as of December 31, 2001 and 2000, respectively, were not included in the computation of Diluted EPS because they would be antidilutive.

Reclassifications: Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Recent Accounting Pronouncements: In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes new accounting and reporting standards for companies to report information about derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. This statement, as amended, was adopted by the Company effective January 1, 2001. The adoption of this statement did not have a material impact on the Company's results of operations, financial position, or liquidity.

On June 29, 2001, the Financial Accounting Standards Board (FASB) approved its proposed SFAS No. 141 ("SFAS No. 141"), "Business Combinations," and SFAS No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets."

Under SFAS No. 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. The provisions of the statement apply to all business combinations initiated after June 30, 2001. SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The statement will supersede Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets," and will carry forward provisions in APB Opinion No. 17 related to internally developed intangible assets. The Company believes that the adoption of these statements will not have a material impact on the Company's results of operations, financial position, or liquidity.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. Thus, the Company will need to adopt SFAS No. 143 as of January 1, 2003. SFAS No. 143 requires businesses to recognize a liability for an asset retirement obligation when it is incurred. This liability should be recorded at its fair value, and a corresponding increase in the carrying amount of the related long-term asset should be recorded as well. The Company believes the adoption of SFAS No. 143 on January 1, 2003 will not have a material impact on the Company's results of operations, financial position, or liquidity.

--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale. The long-lived assets that are to be disposed of by sale should be measured at the lower of book value or fair value less any selling expenses. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The statement is effective for the Company for all financial statements issued for fiscal years beginning after December 15, 2001. Management believes that the adoption of this pronouncement will not have a material effect on the Company's results of operations, financial position, or liquidity.

NOTE 3 - PROPERTY AND EQUIPMENT

At December 31, 2001, property and equipment consists of the following:

            Computer and office equipment                $ 708,688
            Internal-use software and web site
              development costs                            558,548
            Furniture and fixtures                         217,690
                                                         ---------
                                                         1,484,926
            Accumulated depreciation and amortization      832,350
                                                         ---------

                                                         $ 652,576
                                                         =========

Property and equipment at December 31, 2001 includes $327,992 of assets under a capital lease and accumulated amortization of $208,369.

During the current year, the Company reviewed its investment in leased computer equipment and software, and determined that it could achieve its growth objectives and serve its customers with a different equipment and software solution. During the current year, the Company also replaced its web site software with a newly-developed program. The total cost of removing the unamortized book value of the above assets was $980,086 and is included in the consolidated statement of operations.

--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 4 - LINE OF CREDIT

On June 7, 2001, the Company entered into a line of credit agreement with RFC Capital Corporation ("RFC"). The facility allows the Company to borrow up to $2,500,000 based on the Company's eligible accounts receivable and unbilled receivables. The facility bears interest at prime plus 6% and expires June 2002.

As security for the line of credit, the Company is required to maintain a lock box at a financial institution. As of December 31, 2001, there was $690,312 of restricted cash associated with this agreement. At December 31, 2001, the Company had borrowed the maximum amount available based on eligible accounts receivable at that time, which amounted to $574,172.

NOTE 5 - LONG-TERM DEBT

Long-term debt consists of the following:

      Unsecured  notes  payable - Chairman  of the  Board,  bearing
      interest  of  12%,   with  both   principal  and  any  unpaid
      interest due July 5, 2003.                                      $2,565,000

      Secured  note  payable  bearing   interest  at  18%,  payable
      monthly.    Principal    and   any   unpaid    interest   due
      February 28,  2003.  The note is secured by certain assets of
      a member of the Board of Directors.                              1,050,000

      Unsecured promissory notes bearing interest at 12%. Principal payments due monthly based on 20% of billings collected from specifically-designated customers. All unpaid interest and principal are due November 2003. The Company believes that the principal will be repaid over a period of one year from the date of issue based on forecasted billings to these
      customers.                                                         825,000

      Other                                                              177,641
                                                                       ---------
                                                                       4,617,641
      Less current portion                                             1,002,641
                                                                       ---------

                                                                      $3,615,000
                                                                       =========
--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 5 - LONG-TERM DEBT (Continued)

Long-term debt maturities are as follows:

                  2002                             $1,002,641
                  2003                              3,615,000
                                                   ----------
                                                    4,617,641
                  Less current maturities           1,002,641
                                                   ----------

                                                   $3,615,000
                                                   ==========

NOTE 6 - NOTES PAYABLE

The secured note payable provides a conversion feature whereby the holder may convert the note into common stock at $2.50 per share. This feature was amended to the note agreement during 2000. On the date of the amendment, the quoted market value of the Company's common stock exceeded the conversion price of $2.50 per share; therefore, in 2000, the Company recorded a non-cash charge to interest expense of $722,050 representing the intrinsic value of the beneficial conversion feature.

In connection with the unsecured promissory notes, two-year warrants to purchase 211,850 shares of common stock at $2.50 per share were also issued to the noteholders. Warrants for an additional 25,500 shares were issued to the sales agent. The estimated fair value of the warrants of $32,457, based on using the Black-Scholes pricing model, was allocated to the warrants and recorded as a discount to the carrying value of the notes. The discount is being amortized to interest expense over the estimated term of the notes.

In June 2001, the Company entered into a joint sales agreement with Infotopia, Inc. ("Infotopia"), a direct response marketer. In connection with the agreement, Infotopia agreed to loan the Company $500,000. Subsequent to entering into the sales agreement, the two companies decided not to pursue further any joint activity. During 2001, Infotopia sold the loan obligation to Pali Investments, Inc. ("Pali"), an unrelated investment relations firm. In December 2001, the Company negotiated a settlement with Pali. Under the terms of the settlement, the Company paid $120,000 and issued 35,000 shares of common stock in exchange for canceling the outstanding obligation plus $25,921 in accrued interest. The stock had a fair market value of $22,401. Accordingly, based on these amounts, the Company recorded an extraordinary gain on the early extinguishments of the debt in the amount of $383,520.

During 2000, various investors, including three members of the Company's Board of Directors, loaned the Company $2,795,000 under promissory note agreements. Certain of the notes were non-interest-bearing for an initial term and, if not

--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 6 - NOTES PAYABLE (Continued)

repaid, bore interest at rates ranging from 12% to 18%. The Company imputed interest of $37,742 for the non-interest periods, which was recorded as a discount on the notes. The other agreements bore interest at rates ranging from 12% to 18%. One note for $150,000 was repaid; an 18% $100,000 note remained outstanding at December 31, 2000 with a carrying amount of $98,613, net of discount, and an original due date of January 31, 2001. This note was amended to extend the interest and principal payments to be due in July 2003 (see Note 5). The remaining $2,545,000 of notes were exchanged for shares of Series B 8% cumulative convertible preferred stock and warrants in October 2000 (see Notes 9 and 10).

In connection with the loans described in the preceding paragraph, the Company issued 1,432,500 warrants to the note holders and 32,500 warrants to the Placement Agent. The warrants entitle the holders to purchase shares of common stock at prices ranging between $2.00 and $2.50 per share until June 30, 2005. The estimated fair value of the warrants of $1,427,654, based on using the Black-Scholes pricing model, was allocated to the warrants and recorded as a discount to the carrying value of the notes. The discount was being amortized to interest expense over the term of the notes. When the notes were subsequently exchanged for Series B preferred stock and warrants to purchase common stock, the difference between the estimated fair value of the Series B preferred stock and warrants and the carrying amount of the debt was recognized as an extraordinary loss on early extinguishment of debt. The extraordinary loss on early extinguishment in 2000 amounted to $1,024,574.

NOTE 7 - LEASES

In December 2000, the Company moved all of its operations into one building and entered into a noncancellable operating lease agreement for the office space. The Company has also entered into operating leases for various pieces of office equipment and has a capital lease for software. The following is a schedule of future minimum payments under the leases as of December 31, 2001:

                                                     Capital   Operating
                                                     Leases     Leases
                                                   ---------   ----------
      2002                                         $ 210,673   $  376,581
      2003                                                 -      379,906
      2004                                                 -      387,681
      2005                                                 -      397,373
      2006                                                 -      407,307
      Thereafter                                           -      417,490
                                                   ---------   ----------
         Total future minimum lease payments         210,673   $2,366,338
                                                               ==========
      Less amount representing interest               (8,516)
                                                   ---------
         Total obligations under capital leases -
         all current                               $ 202,157
                                                   =========

--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 7 - LEASES (Continued)

Rent expense was approximately $517,600 and $220,000 for the years ended December 31, 2001 and 2000, respectively.

NOTE 8 - INCOME TAXES

The components of the Company's net deferred income tax assets and liabilities are as follows:

      Deferred income tax assets:
         Net operating loss carryforwards                      $6,550,000
         Reserves and accrued liabilities                         408,000
         Other                                                     11,000
                                                               -----------
            Total deferred income tax assets                    6,969,000
         Valuation allowance                                   (6,752,000)
                                                               -----------

            Net deferred income tax asset                         217,000

      Deferred income tax liabilities:
         Capitalized software costs                                     -
         Tax depreciation in excess of book depreciation         (217,000)
                                                               -----------

            Net deferred income tax liability                    (217,000)
                                                               -----------

            Net deferred income taxes                          $        -
                                                               ===========

As of December 31, 2001, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $18,000,000. The tax net operating loss carryforwards will expire beginning in 2012.

No benefit for income taxes has been recorded during the year ended December 31, 2001. Inasmuch as the Company's history includes accumulated net operating losses, it is uncertain as to whether the Company's deferred tax asset can be fully realized. Accordingly, a valuation allowance has been recorded to reduce the deferred income tax assets. The net change in the valuation allowance for deferred tax assets during the year ended December 31, 2001 was an increase of $2,166,000.
--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 9 - CAPITAL TRANSACTIONS

Preferred Stock: The Board of Directors is authorized to classify any shares of the Company's authorized but unissued preferred stock in one or more series. With respect to each series, the Board of Directors is authorized to determine the number of shares that constitutes such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Company of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of the Company of any other class or series as to dividends or upon the voluntary or involuntary dissolution, liquidation, or termination of the affairs of the Company or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities, or terms.

Series A 8% Cumulative Convertible Preferred Stock: During 1999, the Board of Directors authorized the issuance of 2,000,000 shares of Series A 8% Cumulative Convertible Preferred Stock ("Series A Preferred Stock") at an offering price of $2.00 per share. Gross proceeds of $4,000,000 were raised upon sale of the shares.

The Series A Preferred Stock is convertible to common stock at any time at the election of the holder and, under limited circumstances, at the election of the Company. The conversion rate is one for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. The Series A Preferred Stock can be redeemed at the Company's election at any time commencing January 1, 2005 at a redemption price of $2.00 per share plus all accrued dividends as of the redemption date. During 2001 and 2000, certain stockholders converted 5,000 and 125,000 Series A preferred shares, respectively, into common shares.

Series B 8% Cumulative Convertible Preferred Stock: In September 2000, the Board of Directors authorized the issuance of 1,234,500 shares of Series B 8% Cumulative Convertible Preferred Stock ("Series B Preferred Stock") and related warrants to purchase common shares at an offering price of $10.00 per unit. Each unit consists of one share of Series B Preferred Stock and five warrants to purchase one share of common stock at an exercise price of $2.50 per share. During 2000, various investors made loans to the Company and subsequently elected to exchange their promissory notes for units. In addition to the converted loans of $2,545,000, the Company raised $1,993,000 through the issuance of units through December 31, 2000 and $1,100,000 through the issuance of units in 2001.

--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 9 - CAPITAL TRANSACTIONS (Continued)

In connection with the unit offering, the Company agreed to pay the Placement Agent a sales commission and expense allowance aggregating 13% of the gross proceeds from the sale of the Series B Preferred Stock, in addition to 10% of the gross proceeds of certain related bridge financing. The Company also incurred approximately $23,000 of direct expenses in connection with the offering. As additional consideration, the Company agreed to issue to the Placement Agent warrants to purchase 319,300 shares of the Company's common stock at an exercise price of $2.50 per share.

As part of the Series B Preferred Stock offering, the Company issued 2,269,000 warrants to purchase common stock at $2.50 per share. The Company allocated the net proceeds from the offering of $4,208,762 between the Series B Preferred Stock and the warrants based on estimated relative fair values. The Series B Preferred Stock was recorded at $2,432,476, and the warrants were recorded at $1,776,286. The estimated fair value of the warrants was determined using the Black-Scholes pricing model. The Series B Preferred Stock is convertible to common stock at any time at the election of the holder and, under limited circumstances, at the election of the Company. The conversion rate is five for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. On most of the dates the Series B preferred shares were issued, the quoted market price of the Company's common stock exceeded the $2.00 conversion price. Accordingly, the Company measured the intrinsic value of the beneficial conversion feature as the difference between the quoted prices of the common stock into which the Series B preferred shares are convertible and the recorded value of the Series B preferred shares of $2,432,476. The total intrinsic value of the beneficial conversion feature of $2,098,134 has been reflected in the accompanying 2000 consolidated financial statements as a preferred stock dividend and as an increase to additional paid in capital.

During the three months ended March 31, 2001, the Company issued an additional 110,000 shares of preferred stock and 550,000 warrants to purchase common stock. The Company allocated the net proceeds from the offering of $1,097,223 between the Series B Preferred Stock and the warrants based on estimated relative fair values. Accordingly, the stock was recorded at $794,822, and the warrants were recorded at $302,401. In connection with these additional Series B shares, the intrinsic value of the beneficial conversion feature of $20,498 was reflected in the accompanying 2001 consolidated financial statements as a preferred stock dividend and as an increase to additional paid in capital. The Series B Preferred Stock Offering closed on April 13, 2001.

The Series B Preferred Stock can be redeemed at the Company's election at any time commencing January 1, 2004, at a redemption price of $10.00 per share plus all accrued dividends as of the redemption date.

--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 9 - CAPITAL TRANSACTIONS (Continued)

Cumulative dividends accrue on both Series A and B Preferred Stock at the rate of 8% per annum from the date of original issue and are payable semi-annually on June 30 and December 31 of each year out of funds legally available for the payment of dividends. Dividends are payable in cash or common stock at the election of the Company. If paid in common stock, the number of shares issued will be based on the average of the closing bid prices for the common stock over the five trading days immediately prior to the dividend payment date. If the Company fails to pay any dividend within 60 days of its due date, the conversion price (see below) is adjusted downward by $0.25 per share for each occurrence. During the years ended December 31, 2001 and 2000, the Company declared dividends aggregating $738,957 and $383,458, respectively, and to satisfy payment obligations, issued a total of 504,884 and 176,455 shares of common stock, respectively. As of December 31, 2001, the Company had accrued dividends payable in the amount of $378,316. In February 2002, the Company settled the dividend payable by issuing 374,534 shares of common stock.

The Series A and B Preferred Stock have no voting rights, except as required by the General Corporation Laws of Delaware that require class votes on certain corporate matters and matters affecting the rights of the holders of the Preferred Stock. The Preferred Stock is senior in right of payment in the event of liquidation and with respect to dividends to the common stock and all other subsequent preferred stock issuances that may be authorized. The Series A Preferred Stock has a liquidation preference of $2.00 per share and the Series B Preferred Stock has a liquidation preference of $10.00 per share.

Issuances of Common Stock: During 2001 the Company issued 113,300 to four employees in payment of services rendered, at an aggregated fair market value of $77,100.

The Company also issued 35,500 shares of stock to one of its directors during 2001 to personally act as a guarantor to certain of the Company's creditors with respect to business expansion activities. The fair market value of the shares was $27,475.

In March 2001, the Company entered into three-year marketing contracts with one of its Series B Preferred stockholders. Under the terms of the contracts, 100,000 shares of common stock were issued with a fair market value of $125,000. This amount was recorded on the balance sheet as a deferred consulting fee and included in operating expenses on a straight-line basis over the life of the contracts. During 2001, $39,931 was recorded in promotion expenses as a result of this amortization. Consideration granted under the contracts' terms also included options to purchase up to 150,000 additional shares of common stock at $2.50 per share. These options vest gradually over the term of the contract. These options are accounted for as variable plan options since the issuance of these options was under the premise that the grantee will be providing current and future services for the Company. Accordingly, using the Black-Scholes option pricing model, $29,581 in consulting expense was recorded to reflect the vesting of these options through December 31, 2001.

--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 9 - CAPITAL  TRANSACTIONS (Continued)

In August 2000, the Company sold 150,000 shares of common stock to an individual for $300,000. The individual also received warrants to purchase 200,000 additional shares of common stock at $2.00 per share. Proceeds from the sale were allocated between common stock and the warrants based on the relative fair values. The estimated fair value of the warrants was determined using the Black-Scholes option pricing model. The common stock was recorded at $187,199 and the warrants were recorded at $112,801.

Warrants to Purchase Common Shares: As mentioned above, the Company issued warrants in connection with its Series B preferred stock offering and in connection with certain marketing contracts. In addition, the Company issued warrants when it issued and converted certain notes payable more fully described in Note 6.

During 2000, the Company issued warrants in connection with the sale of 150,000 shares of common stock as previously described above. The Company also issued 223,082 warrants to purchase common shares at prices ranging from $2.00 to $5.13 per share to various outside consultants and independent sales agents in exchange for services, which were valued at $473,703.

During 2001, the Company issued 10,000 warrants to purchase common shares at $2.50 per share to independent sales agents, which were valued at $9,236. In addition, the Company renegotiated and settled certain terms of an outside consulting contract entered into during 2000. Under the terms of the settlement, the Company modified the exercise price from $5.00 per share to $2.50 per share on 50,000 warrants outstanding and issued an additional 15,000 warrants with an exercise price of $2.50 per share. In connection with the settlement the Company recognized $15,696 in expense.

All of the warrants were exercisable at December 31, 2001. The following tables summarize the warrant activity for 2001 and 2000:
                                                                 Weighted
                                                                  Average
                                                    Price        Exercise
                                  Warrants          Range          Price
                                 ---------      -------------    --------
   Balance at December 31, 1999    125,000          $1.25         $  1.25
      Issued                     4,476,382      $2.00 - $5.13        2.47
                                 ---------
   Balance at December 31, 2000  4,601,382      $1.25 - $5.13        2.44
      Cancelled or expired        (268,000)     $2.00 - $5.00        2.60
      Issued                     1,012,350          $2.50            2.50
                                 ---------

   Balance at December 31, 2001  5,345,732      $1.25 - $5.13        2.44
                                 =========


--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 9 - CAPITAL TRANSACTIONS (Continued)

Long-Term Stock Incentive Plan: Effective March 11, 1999, the Company established the Buyers United International, Inc. Long-Term Stock Incentive Plan ("the Stock Plan"). The Stock Plan provides for a maximum of 1,200,000 shares of common stock of the Company to be awarded to participants and their beneficiaries. A Committee, as determined by the Board of Directors, determines and designates the eligible participants and awards to be granted under the Stock Plan. The Committee may grant incentive stock options; non-qualified options; stock appreciation rights ("SAR"); and on a limited basis, stock awards. The terms and exercise prices of options and SARs will be established by the Committee; except that the exercise prices cannot be less than 100 percent of the fair market value of a share of common stock on the date of grant. As of December 31, 2001, incentive stock options to purchase a total of 794,653 shares of common stock had been granted under this particular plan and, of that amount, 256,499 were still outstanding.

Stock Options: The Company's Board of Directors has from time to time authorized the grant of stock options to directors, officers, key employees, and consultants as compensation and in connection with obtaining financing. The following tables summarize the option activity for 2001 and 2000:

                                                                 Weighted
                                                                  Average
                                                    Price        Exercise
                                   Options          Range          Price
                                 ---------      -------------    --------
   Balance at December 31, 1999  1,494,838      $2.00 - $9.00     $  2.40
      Granted                    2,026,633      $2.00 - $5.13        2.85
      Cancelled or expired        (468,452)     $2.00 - $9.00        2.67
                                 ---------
   Balance at December 31, 2000  3,053,019      $2.00 - $9.00        2.66
      Granted                      562,501      $2.50 - $3.50        2.50
      Cancelled or expired        (796,935)     $2.00 - $5.00        2.41
                                 ---------

   Balance at December 31, 2001  2,818,585      $2.00 - $9.00        2.69
                                 =========


--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 9 - CAPITAL TRANSACTIONS (Continued)

A summary of the options outstanding and options exercisable at December 31, 2001 is as follows:
                                                                  Options
                    Options Outstanding                         Exercisable
   ---------------------------------------------------   -----------------------
                                    Average   Weighted       Options    Weighted
     Range of                      Remaining   Average   Exercisable at  Average
     Exercise        Options      Contractual Exercise    December 31,  Exercise
      Prices       Outstanding       Life       Price         2001       Price
   -------------   -----------    ----------- --------   -------------- --------
   $2.00 - $3.99    $2,535,359     4.5 years  $  2.44    $    2,190,359 $  2.37
   $4.00 - $5.99       280,726     3.6 years     4.90           280,726    4.90
   $6.00 - $9.00         2,500     0.1 years     9.00             2,500    9.00
                    ----------                           --------------

                    $2,818,585     4.4 years  $  2.69    $    2,473,585 $  2.67
                    ==========                           ==============

Stock-Based  Compensation:  The  Company  applies  Accounting  Principles  Board
Opinion No. 25 and related interpretations in accounting for its grants of options to purchase common shares to employees. SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma information regarding net income
(loss) as if the Company had accounted for its stock options granted under the fair value method of the statement. The fair value of the stock options was estimated at the grant date by the Company based on the Black-Scholes option pricing model. For the years ended December 31, 2001 and 2000, the following assumptions were used in the Black-Scholes model: a weighted-average risk-free interest rate of 2.18% to 5.39% depending on the grant date, and 6.2%, respectively, a dividend yield of 0% and 0%, a weighted average volatility of 111% and 104.3%, and weighted-average expected lives of 5.6 and 5.8 years, respectively. The weighted average fair value of options granted during the years ended December 31, 2001 and 2000 was $2.51 and $2.66, respectively. The net losses applicable to common stockholders under SFAS No. 123 for the years ended December 31, 2001 and 2000 would have been increased to the pro forma amounts indicated below:

                                                     2001          2000
                                                     ----          ----
      Net loss applicable to common stockholders
         As reported                            $(6,827,484)  $(11,608,114)
         Pro forma                               (7,538,246)   (13,526,510)

      Basic and diluted net loss per common share
         As reported                                $ (1.49)       $ (3.12)
         Pro forma                                    (1.64)         (3.63)

The effects of applying SFAS No. 123 are not indicative of future amounts. Additional awards in future years are anticipated.


--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 10 - RELATED PARTY TRANSACTIONS

During 2001 and 2000, certain board members and stockholders performed various services to the Company. These services included, but were not limited to, consulting, marketing and capital and debt raising activities. The Company incurred $167,000 and $59,400 in fees associated with these services for the years ended December 31, 2001 and 2000, respectively. Amounts outstanding related to these services were $31,300 at December 31, 2001.

During 2000, certain board members made loans to the Company and subsequently exchanged their notes for Series B Convertible Preferred Stock and related warrants. The five and two-year warrants have an exercise price of $2.50 per share. The total number of warrants issued to these board members was 1,030,000 (see Note 9).

NOTE 11 - MAJOR SUPPLIERS

Approximately 84% of the Company's cost of revenue for the year ended December 31, 2001 was generated from three telecommunication providers, and approximately 89% of the Company's cost of revenue for the year ended December 31, 2000 was generated from four telecommunication providers. As of December 31, 2001, the Company owed approximately $1,685,600 to these providers. The Company has entered into contractual agreements with these vendors.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

On June 14, 2001, a lawsuit was filed against the Company by Profitec, Inc. ("Profitec") in New Haven, Connecticut. Profitec asserted that it agreed to perform certain billing services in 1999 for the Company's telecommunication members and that the Company agreed to pay Profitec for such services. Profitec further claimed that the Company breached the contract by terminating the contract and failing to pay fees allocable under a "liquidated damage" provision for early termination. Profitec has claimed damages in excess of $140,000, based upon the contract's liquidated damage provisions. The Company has retained counsel in New Haven to defend this action. The Company's defenses to this matter include the following: that Profitec failed to provide the contractual services in a timely or competent manner; that the Company notified Profitec on many occasions that it was not performing in accordance with the terms of the contract; that Profitec failed to cure the billing inadequacies and continued to deliver a billing product that caused the Company to lose members and spend excessive monies to correct; that Profitec breached the contract and that the Company followed its remedial course set forth in the contract by canceling the contract and obtaining billing services elsewhere; and that the liquidated damage provision upon which plaintiff bases its lawsuit is unenforceable.


--------------------------------------------------------------------------------
                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 12 - COMMITMENTS AND CONTINGENCIES (Continued)

The Company has filed a general denial answer and has asserted affirmative defenses, including breach of contract, failure of consideration, and other issues. The Company has also filed a counter claim and has pled for damages based upon the plaintiff's failure under the above-described contract. On November 5, 2001, Profitec answered and denied the counter-claim but has never sought discovery. The Company believes that Profitec's claims are without merit and is aware of other actions by Profitec against defendants similarly situated as the Company. The Company intends to defend the action and pursue its claims against Profitec as it deems appropriate.

The Company is the subject of certain other legal matters, which it considers incidental to its business activities. It is the opinion of management, after discussion with legal counsel, that the ultimate disposition of these legal matters will not have a material impact on the financial position, liquidity, or results of operations of the Company.

NOTE 13 - SUBSEQUENT EVENTS

Subsequent to December 31, 2001, the Company obtained additional financing of $1,700,000 through the issuance of promissory notes and warrants.

The Company also received $100,000 from the issuance of a note payable to a director of the Company. The unsecured note bears interest at 12% and is due July 5, 2003. In connection with the issuance of this note, the Company issued 10,000 shares of common stock with a fair market value of $10,000. This amount was recorded as a debt financing cost and is being amortized to interest expense over the remaining term of the note.

On January 28, 2002, one of the Company's main telecommunication providers, as discussed in Note 11, filed for bankruptcy protection. Although the Company has not experienced a disruption of service and feels that it could replace this company with another telecommunications provider, the effect on the Company's operations of potentially losing this service provider cannot be determined.

Board of Directors and Executive Officers   Independent Public Accountants

  Theodore Stern                              Crowe, Chizek and Company LLP
    Chairman of the Board                     Oak Brook, Illinois
    Chief Executive Officer

  Gary Smith                                Corporate Counsel
    Director
    Business Consultant                       Cohne, Rappaport & Segal
                                              Salt Lake City, Utah
  Edward Dallin Bagley
    Director
    Business Consultant                     Transfer Agent

  Steve Barnett                               Atlas Stock Transfer Company
    Director                                  Salt Lake City, Utah
    Business Consultant

  Paul Jarman                               Business Office
    Chief Operating Officer
    Treasurer and Secretary                   14870 Pony Express Road
                                              Bluffdale, Utah 84065
  G. Douglas Smith                            (801) 320-3300
    Executive Vice President

  Kenneth D. Krogue
    Executive Vice President


--------------------------------------------

Upon written consent we will furnish to our stockholders without charge a copy of our report on Form 10-KSB for the year ended December 31, 2001 as filed with the Securities and Exchange Commission. Requests should be directed to:

Mr. Paul Jarman
Chief Operating Officer
Buyers United, Inc.
14870 Pony Express Road
Bluffdale, Utah  84065

This report is also available from the Securities and Exchange Commission's Internet web site, http://www.sec.gov.